MANAGEMENT’S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations

Management’s Discussion and Analysis of the financial position and results of operations is prepared as at January 11, 2005, and should be read in conjunction with the accompanying audited financial statements and the notes therein.

This discussion contains forward-looking statements.  Forward-looking statements are subject by their nature to risks and uncertainties, and actual results, actions or events could differ materially from those set forth in this discussion.  The forward-looking information contained herein is current only as at the date of this document.  There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

OVERVIEW

Peace Arch Entertainment Group Inc. (“PAE” or the “Company”) develops, finances, produces and licenses film and television programming for exploitation by its own distribution division as well as third party distributors and broadcasters to viewing audiences throughout the world.  Originally incorporated in British Columbia in 1986 as Vidatron Enterprises, Ltd., PAE is now an Ontario company continuing under the Ontario Business Corporations Act. The Company’s growth is dependent on its ability to identify, develop and acquire rights to ideas, storylines and other creative concepts and to successfully finance, produce, market and sell proprietary programming.

Since January 2003, PAE has reorganized its business by restructuring its debt, establishing new production and sales operations in Toronto, Los Angeles and London and expanding its proprietary programming activities.  Our revenues now arise primarily from the receipt of non-refundable license fees in exchange for the right to distribute our film and television programming.

The Company operates through four divisions:

  Peace Arch Motion Pictures Inc. (formerly GFT Entertainment Inc.), based in Toronto, focuses on the development, financing and production of feature films, the licensing of those films in Canada and the collection of Canadian and international film tax incentives.  The name change became effective September 1, 2004.

  Peace Arch LA, Inc., based in Los Angeles, was formed in May 2004 to focus on the development, financing and production of feature films and the licensing of those films in the United States.

  Peace Arch Films Ltd., based in London, England, focuses on the distribution of the Company’s feature films and selected films by other producers outside North America.

  The Eyes Project Development Corp., based in Vancouver, develops and produces television series and documentary programming directed primarily to North American audiences that are reformatted to serve the international marketplace.  The Company’s television programs are currently distributed by a third party.

The Company’s production business operates through single purpose project subsidiaries that are established for each production or series.  The costs of production are financed by advances obtained through presales from customers, borrowings under project bank credit facilities, contributions from co-producers and working capital in support of other interim financing commitments.  Typically, the Company retains the rights to proprietary programming for exploitation in future periods and in additional markets and media.

Our business model is now focused on creating and distributing internationally films designed for the theatrical marketplace as well as television and DVD markets.  The Company’s move to larger budget films will enhance domestic releases in the theatrical markets.  In May 2004, we concluded an agreement with Showtime Networks Inc. (“Showtime”), a subsidiary of Viacom Inc. to co-finance and distribute a slate of motion pictures which PAE intends to release theatrically in Canada and internationally and which Showtime will premiere on the Showtime Network in the United States.  The agreement was announced jointly on May 11, 2004 by PAE and Showtime.

Under terms of the agreement, PAE will co-finance up to 15 motion pictures.  PAE will retain all non-USA rights as well as provide production support.  The agreement runs through 2007 and contemplates motion pictures with average budgets of approximately Cdn $15,000,000.  International representation of exploitation rights will be handled by Peace Arch Films Limited, the London, U.K. based subsidiary of the Company.  The first of these pictures commenced photography in June 2004.

Vision and Mission

The mission of Peace Arch Entertainment Group Inc. is to develop, produce and license proprietary feature film and television programming of increasing quality, popularity and value, and to build upon the Company’s:

  Business model with integrated production, marketing and sales operations

  Global financing relationships

  Cost-effective production skills

  Distribution relationships and plans to increase global footprint

  Proprietary production to feed library growth

  Brand identity

  Management team

RECENT DEVELOPMENTS

Note 9 and 10 of the consolidated financial statements more fully describe the history of the Company’s financial relationship with Fremantle and Comerica (collectively the “Lenders”).  Up to June 25, 2004, the Company was potentially obligated to compensate the Lenders through the issuance of shares to the extent their debts were not settled in the ordinary course of operations or if the Lenders did not otherwise seek recourse to the assets of PAPDC, which on August 1, 2003 were sold to a third party.

On June 25, 2004, the Company issued 3,489,814 shares to PAPDC who agreed to assume the obligation to issue shares to the Lenders should they eventually opt to call upon those shares in settlement.  A director and officer of the Company serves as an escrow agent to hold and direct the shares as appropriate to the Lenders and/or PAPDC upon the Lenders’ decision.  Fremantle’s decision must be made before March 31, 2005 and Comerica’s must be made before March 31, 2006.

Although PAPDC is owned by a third party, for accounting purposes the Company continues to reflect the obligation to issue shares because of the Company’s and its related parties continued involvement with PAPDC.  See note 9(d) to the consolidated financial statements for additional discussion.

OPERATING RESULTS

The Company’s continued growth is dependent not only on its ability to successfully identify, develop, finance and produce proprietary film and television programming, but also on its ability to distribute its programming in all markets and media throughout the world through the utilization of the Company’s sales division and its sub-distributors operating in various places around the world.

The Company incurred a net loss for the year ended August 31, 2004 of $484,000 or $(0.03) diluted earnings per share compared to net earnings of $2.9 million in 2003 or $0.19 diluted earnings per share.  Primary factors for the difference between the net loss for 2004 compared to the net earnings of $2.9 million in the prior year are:  a one-time gain on modification of debt of $3.1 million that occurred in 2003 and impairment of certain film assets in 2004.

Diluted earnings per share is calculated on 17,314,000 weighted average shares outstanding at August 31, 2004 and 15,093,000 weighted average shares outstanding in the prior year.

(in thousands of dollars except per share information)	2004	2003
Deliveries
Feature Films	7	5
TV Episodes	13	21
Documentaries	1	2

Revenue	21,236	21,465
(Loss) earnings before income taxes	(1,461)	2,785
Income tax recovery	(977)	(74)
Net (loss) earnings for the year	(484)	2,859
(Loss) earnings per share	(0.03)	0.24

Revenue. The Company reported a 1% decrease in revenue for fiscal 2004, from $21.5 million for fiscal 2003 to $21.2 million for fiscal 2004, primarily due to a small decrease in film and television programming completed and delivered in fiscal 2004.  Revenue for fiscal 2003 increased by 231% to $21.5 million up from revenue of $6.5 million for fiscal 2002 due to delivery and completion of the feature films acquired by the Company related to the film portfolio of GFT Entertainment Inc.  During fiscal 2004 the Company continued production of lifestyle and documentary programming, which will add to the Company’s library of television programming.

During the year ended August 31, 2004, approximately 83% of revenue was derived from the production and distribution of proprietary programming, compared with 97% in fiscal 2003. For fiscal 2004, revenue from proprietary programming decreased by 17.6% compared with fiscal 2003 results.  For fiscal 2003, revenue from proprietary programming increased by 648% over fiscal 2002. During fiscal 2004, the Company delivered 7 motion pictures;  “Direct Action”, “Belly of the Beast”, “The Keeper”, “Hollywood Flies”, “Good Shepherd”, “Avalanche” and “Volcano”, 13 episodes of “Campus Vets”, and the one-hour documentary special “Prisoners of Age”.  Of the 7 motion pictures delivered in the current year, 5 were co-productions produced in accordance with official international bilateral treaties.  The official international bilateral treaties governing these co-productions permit the Company and its co-producer to benefit from certain home country funding assistance programs.  During the year, the Company completed production (but not delivery) of 3 films, commenced production on “Our Fathers”, a Showtime title, and purchased the distribution rights for two films, all of which will be delivered in fiscal 2005.

Gross Profit.  Gross profit, comprised of revenue less amortization of film and television programming and other production costs, write down of the investment in film and television programming and other costs of production and sales, for fiscal 2004 was $2.4 million compared to $2.6 million for fiscal 2003.  As a percentage of revenue, gross profit was 11.5% for fiscal 2004 compared to 12.3% for fiscal 2003. Gross profit decreased in the current year, as the Company provided for an impairment of $2.5 million on some of its film titles based on this review of future revenue projections and film estimates.  During the year, the Company received a non refundable benefit of $1.2 million arising from film financing transactions.  This benefit has been recorded as a reduction in the Company’s carrying value of its investment of these two films.

Selling, General and Administrative Expense.  Selling, general and administrative expense increased by 9.1% from fiscal 2003 primarily due to the new LA operation since May 2004 and a full year of operations in the U.K. for fiscal 2004.  For fiscal 2003, the U.K. operation commenced January 2003.  The Company at the same time had continued cost cutting measures, including staff reduction.  Some of the selling, general and administrative expenses relate to the pre-existing business.  Reasonable expenses arising from that pre-existing business are recovered pursuant to original agreements with PAPDC (note 9), thereby reducing total selling, general and administrative by $427,000.  This arrangement has led to a reduction of overall selling, general and administration of $145,000, a 4.7% decrease from the prior year.  In fiscal 2003, selling, general and administrative expense had decreased by 2% from fiscal 2002 primarily due to cost cutting measures, including staff reductions.  This decrease was accomplished in 2003 notwithstanding the addition of operations in Toronto and London, England.

(in thousands of dollars)	2004	2003	Change
Selling, general and administrative expenses	3,370	3,088	9.1%
Recovery of selling, general and administration	(427)	-
Total	$ 2,943	$ 3,088	(4.7%)

Amortization.  Amortization for fiscal 2004 was lower than fiscal 2003 and breaks down as follows:

(in thousands of dollars)	2004	2003	Change
Other amortization	$ 17	$ 230
Amortization of investment in film and television programming and other production costs	18,774	18,827
Total	$ 18,791	$ 19,057	(1.4%)

In 2004, the Company reviewed, as required, future revenue projections or estimates on a title-by-title basis, supporting the carrying value of its film investments, and lowered its estimates of future revenue projections with reference to current and anticipated market conditions resulting in the recognition of a $2.5 million write-down of film investments.  In 2003, 5 of 7 films delivered were higher budgeted films and contributed to increased amortization.

Interest Expense.   Interest expense was $0.2 million for fiscal 2004, representing a decrease of $0.3 million from $0.5 million for fiscal 2003.  This decrease is primarily due to settlement of debt with Fremantle repayment of debentures bearing interest at rates ranging from 18% to 36% and the reduction in amortization of deferred financing costs and debt discounts in 2003.  For fiscal 2004, interest expense includes $0.2 million of interest on bank indebtedness and other balances.  For fiscal 2003, interest expense includes $0.1 million of interest on bank indebtedness and other balances and non-cash amortization of deferred finance and debt discount and $0.4 million of interest on the long-term modified debt.

Interest expense is expected to increase in fiscal 2005, in line with the objectives of management to increase working capital financing.

In fiscal 2004, $0.4 million of interest on bank indebtedness relating to production of film and television programming was capitalized.  In fiscal 2003, capitalized interest on bank indebtedness was $1.1 million.  Interest component may vary each year depending on the dollar value of production during the year and the timing of when the production commences and is delivered during the year.  Production loans decreased during the year to $12.6 million in 2004 from $17.9 million in 2003.

Taxes.  At August 31, 2004, the Company had accumulated losses for tax purposes of $7.2 million which are available for carry forward to future years.  The benefits of the tax loss carry-forwards have not been reflected in the financial statements.

During the year ended August 31, 2004, the Company recorded a reversal of a future income tax valuation of $989,500.  A company controlled by a director, officer and shareholder of the Company forgave production loans in the amount of $2,726,000.  The loan forgiveness has been recorded as contributed surplus net of the income tax impact of $989,500.

SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in Canada and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingencies. The Company bases its estimates on historical experience and on third party information that it believes is reasonable in the circumstances.  Actual results may differ from these estimates.  The Company’s most significant use of estimates and assumptions in preparing the consolidated financial statements relate to future revenue projections used for the purposes of amortizing investment in film and television programming, provision for doubtful debts to reflect credit exposures, recoverability of tax credits receivable, valuation allowances and impairment assessments for various assets including investment in film and television programming and productions in progress.

The Company records amortization of investment in film and television programming based upon the ratio that current revenues bear to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year.  Investment in film and television programming is recorded at the lower of remaining unamortized film costs and fair value and productions in progress are recorded at the lower of cost and estimated fair value.

Estimates of future film and television programming revenue and fair value are affected by changes in general economic or industry conditions and market preferences.  These factors are primarily outside of the Company’s control.  Management’s estimates of future cash flows are based on its best estimates of future economic conditions as they impact the Company.  These estimates are reviewed periodically in accordance with company policy.  Significant decreases in future estimates of revenue may result in accelerating amortization of film and television production costs or require unamortized costs and productions in progress being written down to fair value, based upon estimated future discounted net cash flows from the related feature film productions or series.

Revenues and expenses for film and television programming are recognized only when persuasive evidence of a sale or licensing arrangement with a customer exists, the film is complete and the contractual delivery arrangements have been satisfied, the license period has commenced, the arrangement fee is fixed or determinable, collection of the arrangement fee is reasonably assured and other conditions as specified in the respective agreements have been met.

Revenue recognized from production services for third parties are recognized when the production is completed and delivered.  All associated production costs are deferred and charged against income when the film is delivered and the related revenue is recognized.

Cash received in advance of meeting the revenue recognition criteria described above is recorded as deferred revenue.

Generally, the costs incurred in producing a film or television program are capitalized prior to completion and delivery.  These costs include direct production costs, production overhead and interest related to financing the project.  Costs related to proprietary programming are included, net of credits and amortization, in “Investment in film and television programming” on the consolidated balance sheet. Productions in progress represent the costs of incomplete programs and are carried at the lower of cost and estimated fair value.

Management specifically analyses the age of outstanding customer balances, historical bad debt experience, credit-worthiness and changes in payment terms and the Company’s ability to meet eligibility requirements for government assistance when making estimates of the uncollectability of the Company’s accounts and other receivable balances.  The consolidated financial statements have been prepared on the going concern basis which assumes the realization of assets and liquidation of liabilities in the normal course of operations.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s consolidated financial statements have been prepared on a going concern basis which assumes the realization of assets and settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company’s ability to continue operations depends upon obtaining additional financing and generating profitable operations and positive cash flows sufficient to finance continuing activities. Management continues to review operations in order to identify additional strategies, including obtaining additional financing and future sales contracts designed to generate cash flow, improve the Company’s financial position and enable the timely discharge of the Company’s obligations.  There is no assurance that the Company will be successful in its financing effort and in achieving sufficient cash flows from operations.  If the Company is unsuccessful, the Company may be required to significantly reduce or limit operations. The Company’s consolidated financial statements do not reflect adjustments that would be necessary if the “going concern” basis is not appropriate.

The Company’s success is also predicated on its ability to finance growth.  Adequate financing provides the flexibility to make appropriate investments in the future. The Company monitors cash flow with the long-term goal of maintaining credit worthiness.  The nature of the business is such that significant initial expenditures are required to produce films and television while revenues from these films and television programs are earned over a period of time after their completion. The Company ensures that new film and television programming are fully financed from distribution minimum guarantees, presales of certain rights, tax credits and bank financing, the security for which is limited to the future cash flows from the film program.  The nature of our business is such that significant initial expenditures are required to produce, acquire, distribute and market films and television programs while revenues from these films and television programs are earned over an extended period of time after their completion or acquisition.  As the business grows, the Company’s financing requirements are expected to grow and the Company expects the continued use of cash in operating activities and, therefore, we are dependant on continued access to external sources of financing.

Management is currently in discussions with potential lenders additional funding.  There is no assurance that the Company will be successful in its financing efforts and in achieving sufficient cash flows from operations to fund working capital.  If the Company is unsuccessful, the Company may be required to significantly reduce or limit operations.

The Company strives to achieve cash-contributing profitable operations that provide an adequate liquidity and capital resource base for growth.  Every project the Company develops, acquires or undertakes targets a positive cash flow and margin from the outset.

(in thousands of dollars)	August 31, 2004	% of total assets	August 31, 2003	% of total assets
Cash and cash equivalents	$ 1,484	2.6%	$ 911	2.5%
Restricted term deposits	21,339	37.1%	-	0.0%
Accounts receivable	16,088	28.0%	14,747	40.0%
Prepaid expenses	119	0.2%	407	1.1%
Investment in film and television programming	18,349	31.9%	20,805	56.4%
Property and equipment	89	0.2%	35	0.1%
Total Assets	$ 57,468	100.0%	$ 36,905	100.0%
Shareholders’ Equity	$ 3,248		$ 1,937

As at August 31, 2004, the Company had available cash or cash equivalents of $1.5 million.  The Company borrows funds from banks and other financial institutions to finance the costs of production which are generally incurred in advance of contracted receipts and revenues from these programs. The Company typically finances the capitalized costs of its proprietary film and television programming through presales from customers, borrowings from bank facilities for individual production financing, government tax incentives, contributions from co-producers and working capital deployed as interim financing to contracted receipts. In the past, the Company has also funded capital requirements through the issuance of shares, warrants and debt.  Management will work toward funding capital requirements through the issuance of shares, warrants and debt, but there is no assurance that the Company will be successful in its financing efforts.

Cash Flows from Operating Activities

During the year, $3.2 million was contributed by operating activities, compared to $2.6 million used by operating activities in fiscal 2003.  Included within the cash flows from operating activities for fiscal 2004 is the cash requirement for investment in film and television programming of $14.8 million compared to $15.6 million in fiscal 2003.  Also included in cash flow from operating activities is $2 million cash inflow from changes in non-cash working capital, primarily due to a $9.2 million increase in accounts payables and accrued liabilities.  In fiscal 2003, the Company reported an outflow from non-cash operating activities of $5.7 million.

Cash Flows from Investing Activities

During the year, cash flow used from investing activities of $21.4 million compared with an $11,000 contribution of cash flow from investing activities in fiscal 2003.  During the year, the Company was a party to financing arrangements with two United Kingdom limited tax partnerships (limited partnerships) with respect to two films.  Under the terms of these arrangements the limited partnerships provided financing contributions towards the cost of production.  Pursuant to the arrangements, as more fully described in note 11 of the consolidated financial statements, the limited partnership appointed a subsidiary of the Company (the “subsidiary”) as the worldwide distributor for these productions.  The subsidiary has provided a guarantee of minimum revenues to the limited partnership.  As security for the full value of the guaranteed revenues, due in 2009, the subsidiary lodged an interest bearing deposit with a German financial institution.  The deposit, as well as the interest earned thereon is restricted for as security for the guarantee and cannot be used for any other purpose.  At August 31, 2004, the amount of the deposit was $21.3 million.

Cash Flows from Financing Activities

In fiscal 2004 the Company contributed $18.7 million for financing activities resulting from a net decrease in production bank indebtedness of $2.6 million, and the issuance of shares of $47,000 for options exercised and a net increase of $21.3 million related to the issuance of revenue guarantee obligation as more fully described in note 11 of the consolidated statements.  In fiscal 2003, $1.6 million was contributed from financing activities resulting from the issuance of shares (net) $1.4 million, a net increase in production bank indebtedness of $0.9 million and repayment of term loans of $0.7 million.  The Company finances its production activities through bank loans from project financing.

Production loan repayments are solely due from cash flows derived from each film and is independently secured by a charge over all the assets of the production subsidiary and the exploitation rights, tax credits and subsidies associated with each film.  Management expects that a significant portion of the loans due at August 31, 2004 will be payable during the year ended August 31, 2005.  The Company has total loan and credit facilities of $11.6 million which are due for annual renewal in fiscal year ended August 31, 2005.    The Company obtained extensions in the past since the timing of collection of receipts and revenue streams may extend beyond the original estimated date.  Management seeks renewals and extensions of the individual production loan facilities and is confident that such an agreement will be achievable.  However, there is no assurance the Company will be successful.

RISKS AND UNCERTAINTIES

There are risks and uncertainties that could impact the Company’s revenues and earnings from operations.  In addition to interest rate risk and credit risk that is referred to in the notes to the consolidated financial statements, there are several other risks specific to PAE and the film entertainment industry.

BUSINESS RISKS

The business of producing and distributing film and television programming is highly competitive and involves a substantial degree of risk.  The Company faces intense competition from other producers and distributors, many of whom are substantially larger and have greater financial resources.  The Company competes with other companies for ideas and storylines created by third parties as well as for actors, directors and other personnel.   The Company’s future financial performance may be adversely affected if it is unable to compete successfully.  Results of operations for any period depend on the number of film and television programs that are delivered.  Consequently, results may vary from period to period and the results of any one period may not indicate results for future periods.  Cash flows may also fluctuate and may not directly correspond with revenue recognition.  Actual production costs may exceed budget, perhaps significantly, due to factors within or beyond the Company’s control.  These factors may delay completion of a production.  If there are significant cost overruns the Company may have to seek additional financing to complete the production or will have the ability to call upon the bond in order to complete the film.  The Company may be unable to recoup the additional costs which could have a material adverse impact on operating results and liquidity.

Revenues derived from the production and distribution of film and television programming depend primarily upon acceptance by the public, which is difficult to predict.  Some or all of the proprietary film and television programs may not be commercially successful, resulting in the Company’s failure to recoup its investment or realize its anticipated profits.

The Company’s business is substantially dependent on the services of certain key personnel placed in certain positions within the organization.  The success of the Company depends to a certain degree upon the skill and efforts of its management and upon its ability to attract and retain qualified management personnel.  The loss of their services could have an effect on the Company’s business.

The Company’s international distribution revenue is subject to risks associated with local economic conditions, currency fluctuations, changes in local regulatory requirements, compliance with a variety of foreign laws and regulations, cultural barriers and political stability.  The Company’s international distribution revenue may be adversely affected by these risks.

The Company is expecting that if its efforts are successful it will experience a period of growth that could place a strain on its resources.  If the Company’s management is unable to manage growth effectively, operations could be adversely affected.

To date, the Company has been involved primarily in the development, production and distribution of feature film and television programs.  The Company may be required to raise additional financing, make capital expenditures and hire additional personnel in connection with these proposed activities.  If the Company is unsuccessful in these new business endeavors, it may have a material adverse effect on its results.

Investments in film and television programming are amortized against revenues in the ratio that current revenues bear to management’s estimate of ultimate revenues for each program.  The Company typically amortizes a minimum of 80% of the costs over a three-year period.  Management periodically reviews its estimates and adjusts the amortization of its programming accordingly.  In the event that management should determine that the capitalized costs for a program exceed its fair value, capitalized costs would be written down in the current period, resulting in a corresponding decrease in earnings.

GOVERNMENT INCENTIVES

The Company accesses Canadian government incentives in the form of tax credits and utilizes structures which permit foreign country tax assisted participation in the financing of its projects. If such subsidies and tax assistance were to be eliminated the Company’s production operations could be adversely affected in the future.

CURRENCY RISK

The Company receives a portion of its revenues from United States and international sources in United States dollars.  A portion of a film and television program’s financing of production costs may be denominated in United States dollars while production costs are payable primarily in Canadian dollars.  Accordingly, operating results can be affected by fluctuations in the United States dollar exchange rate as we do not hedge our foreign exchange exposure.  In addition, costs may be payable in currencies other than Canadian and United States dollars.  We monitor our currency exchange rate risks on an ongoing basis.

INTEREST RATE RISK

The Company is exposed to interest rate risk from the production loans bearing interest rates that vary with fluctuations in interest rates.

OUTLOOK

The Company’s primary objective is to expand operations in the development, production and distribution of proprietary programming, focusing on programming that will add long-term library value.

A key aspect of this objective is to formalize key international strategic relationships which can reliably support the financing and exploitation of products.  The Company is also working to enhance its ability to support financing of projects through exclusive support agreements with third party interim and equity financiers.  Finally, the Company will seek to build working capital reserves to better prepare for timely and strategic acquisitions of product and to reduce costs of short term interim project financing activities.

STATEMENT OF MANAGEMENT’S RESPONSIBILITY

The management of Peace Arch Entertainment Group Inc. is responsible for the preparation of the accompanying consolidated financial statements and the preparation and presentation of all information in the Annual Report.  The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position and operating results of the Company.

The Company maintains various systems of internal control to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded and that financial records are properly maintained to provide accurate and reliable financial statements.

MI 52-110 requires that the Audit Committee be composed of a minimum of three members, every member be a director of the Company and every member must be “independent” and “financially literate” (both as defined in MI 52-110).  Please refer to “Audit Committee” in the Company’s Annual Information Form dated January, 2005, for further information with regard to the composition of the Audit Committee.

In addition, the Audit Committee has been authorized to develop a process for assessing the effectiveness of the Board as a whole and of committees of the Board and for assessing the contribution of individual directors and for assessing the Board on its effectiveness.  The mandate of the Audit Committee is to review the Company’s audited financial statements and to report on such statements to the Board before the statements are approved by the Board.  To fulfill this responsibility the Audit Committee meets with the Company’s auditors to discuss the financial statements and any concerns raised by the auditors with respect to financial presentation or disclosure, and with respect to the Company’s interim financial controls.

The Company’s independent auditors, PricewaterhouseCoopers LLP, have audited the consolidated financial statements and their report follows.

Gary Howsam

Mara Di Pasquale

Chief Executive Officer

Chief Financial Officer

January 11, 2005